[LOGO]	Constellation Brands, Inc.
Constellation	370 Woodcliff Drive, Suite 300
Fairport, New York 14450
phone 585-218-3600
Fax 585-218-3601
___________________________________________________________________

March 13, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: William Choi, Accounting Branch Chief
Mail Stop 3561

Re: Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2006
Filed May 2, 2006
File No. 1-08495

Dear Mr. Choi:

We have received your comment letter dated February 28, 2007 with respect to the above-referenced filing. We hereby request that the date by which we must respond to the comment letter be extended until April 2, 2007 in order to give us sufficient time to prepare our response to the comment letter.

If you have any questions, please feel free to contact me at (585) 218-3649. In my absence you may contact Barbara LaVerdi at (585) 218-3721.

Sincerely,

Constellation Brands, Inc.

/s/ David S. Sorce
David S. Sorce
Sr. Vice President and
  Corporate Counsel